Exhibit (a)(1)(L)

FORM OF FINAL REMINDER E-MAIL/LETTER TO ELIGIBLE EMPLOYEES WHO HAVE NOT

RESPONDED TO THE OFFER

To:	[ ]

From:	[ ]

Date:	[ ], 2007

Subject:	FINAL NOTICE: ACTION REQUIRED - Section 409A Income Tax Liability

As of today, we have not yet received your election form to accept the offer solution that has been designed to protect certain of your stock options from adverse tax consequences under Section 409A of the Internal Revenue Code. This will be the final reminder of your ability to participate in this offer.

As outlined in an e-mail or letter dated June 8, 2007, and in the documents referred to in that e-mail or letter, certain unexercised stock options that you received under the 1998 Broad-Based Stock Incentive Plan are likely to be subject to a 20% Federal surtax under Section 409A of the Internal Revenue Code. The options at issue are those that vested in 2005 or later. We have established a solution, called a tender offer, which should eliminate the Section 409A tax liability for you if you elect to accept it. Your participation in the offer is voluntary.

If you wish to participate in the offer, click on the weblink at https://unh.equitybenefits.com to complete the required election form in accordance with the instructions posted on that website.

If you accept the terms of the tender offer as explained in the documents available through the web link, the exercise price for affected options will be increased to the closing price on the accounting measurement dates for those options and you should avoid the 20% Federal surtax. We will also make a cash payment to you in early January 2008 equal to the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, less applicable tax withholding. We will pay you interest on this cash amount at a rate of 5.25% per year accruing from the expiration of the tender offer until, but excluding, the January 2008 payment date, less applicable tax withholding. All other terms of your options will remain unchanged.

The complete terms and conditions of the offer are contained in a document called “Offer to Amend Certain Outstanding Options” which can be obtained through the web link. We encourage you to review this document as it contains helpful information that you should consider in deciding whether to participate in the offer.

If you do not accept the offer, it is likely that you will be responsible for the 409A surtax on your affected options and we will not reimburse you for such surtax. You will also not be entitled to the cash payment. The offer is only open to current employees of UnitedHealth Group who elect to accept it by 11:59 p.m., Central Time, on July 9, 2007. If your employment with UnitedHealth Group terminates before the offer expires on July 9, 2007, you will become ineligible to participate in this solution.

Please note that, if you accept the offer, you should wait until after the offer period expires on July 9, 2007, and the amended exercise options prices are in the Smith Barney system before exercising your amended options.

Please contact HRdirect with any questions regarding this notice at 1-800-561-0861 (press 1, then 7). You will be referred to a technical expert on stock options.